Exhibit 3.4

AMENDMENT TO ASSET SALE AND LEASE AGREEMENT

This AMENDMENT TO ASSET SALE AND LEASE AGREEMENT (this “Amendment”) is signed this 18 day of June 2018 but is effective as of the 9th day of May 2018 (the "Effective Date"), by and between GACP STEM CELL BANK LLC, a Florida limited liability company ("Lessor"), and U.S. STEM CELL, INC., a Florida corporation ("Lessee"). Lessor and Lessee are sometimes referred to herein individually as a "Party," and collectively as the "Parties."

RECITALS

WHEREAS, Lessor and Lessee on March 3, 2017, entered into that certain Asset Sale and Lease Agreement (the "Agreement"), a copy of which is attached hereto as Exhibit A; and

WHEREAS, pursuant to the Agreement, the Parties, among other matters established an ongoing business and operational relationship with respect to the establishment and operation of stem cell treatment clinics (the "Business Relationship"); and

WHEREAS, in accordance with the Agreement, the Parties are required to and have been conducting the Business Relationship in accordance with all applicable federal, state and local laws, regulations and rules ("Applicable Laws"); and

WHEREAS, May 9, 2018, certain actions of the United States Department of Justice have occurred and may continue to occur (collectively, "DOJ Actions") which may affect aspects of the performance by Lessor and Lessee of the Business Relationship pursuant to the Agreement; and

WHEREAS, Lessor and Lessee therefore desire to take into account the actual and potential effect of DOJ Actions upon their performance of the Agreement and to modify accordingly certain provisions of the Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.     The above Recitals are true and correct and are incorporated herein by reference.

2.     Section 12.01 of the Agreement is hereby amended by inserting immediately after the end of the last sentence of the original text of the Section the following provisions: "Notwithstanding the foregoing provisions of this Section 12.01 or any other provision of this Agreement to the contrary, Lessor and Lessee agree to suspend as of May 9, 2018, Lessor's obligation hereunder to open six (6) stem cell clinics within the first two (2) years following the Closing Date, and such two (2) year period shall cease to run and shall be deemed tolled until such mutually satisfactory date as Lessor and Lessee may in future agree in a signed writing, whereupon such period shall resume running for such time as remained for it to run as of the

Effective Date. In addition, for so long as such obligation of Lessor to open stem cell clinics remains suspended, so too shall be suspended the monthly aggregate number of stem cell kits set forth for purchase in a given month in the financial model for six (6) clinics attached to the Agreement as Exhibit C”

3.     Each of the Parties hereby affirms, agrees and covenants that, in continuing to perform the remainder of the Agreement and the Business Relationship not hereby suspended, it shall in good faith use its best efforts to comply with all Applicable Laws.

4.     No other changes, modifications, or additions to the Agreement are made hereby and except as amended hereunder, the Parties agree and acknowledge that the Agreement is ratified, approved and confirmed and is in full force and effect.

5.     All capitalized terms not otherwise defined in this Amendment shall have the meanings given in the Agreement.

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above, but effective as of the Effective Date

GACP STEM CELL BANK LLC

By: /s/ David Neithardt

       Name:  David Neithardt

       Title: Authorized Signatory

U.S. STEM CELL, INC.

By: /s/ Mike Tomas

Name: Mike Tomas

Title: President & CEO